Exhibit 99.1

Creating your AI energy world

We provide a complete hardware/software proprietary ecosystem that boosters solar profitability and creates a digital world with unlimited potential growth.

TURBO ENERGY
SOLAR INNOVATION

Nasdaq I TURB

April 2024

Disclaimer This document contains forward - looking statements. In addition, from time to time, we or our representatives may make forward - looking statements orally or in writing. We base these forward - looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward - looking statements relate to future events or our future performance, including: our ﬁnancial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward - looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward - looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward - looking statement. Forward - looking statements are only predictions. The forward - looking events discussed in this document and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward - looking statement, whether as a result of uncertainties and assumptions, the forward - looking events discussed in this document and other statements made from time to time by us or our representatives might not occur. See offering documents for further risks and disclosures. Past performance is not indicative of future results. There is no guarantee that any speciﬁc outcome will be achieved. Investments may be speculative, illiquid and there is a total risk of loss. This Presentation (the “Presentation”) contains sensitive business and ﬁnancial information. It is being delivered by the with the sole purpose to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all - inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company By accepting this Presentation, the recipient agrees to keep conﬁdential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of the company. Upon request, the recipient will promptly return all materials received from the Company (including this Presentation) without retaining any copies thereof, all in accordance with the Conﬁdentiality Agreement. This Presentation has been prepared for informational purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company doesn't make any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company and to the certainty or assurance that any proposed acquisition contained in this Presentation will be completed. The Company expressly disclaims any and allliability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any deﬁnitive agreement and the due diligence that recipient conducts. In furnishing this Presentation, the Company doesn't undertake any obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairsof the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof. This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment. This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on signiﬁcant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company’s control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company’sbusiness. All communications or inquires relating to the Company or this Presentation should be directed to the representative of the company..

+20 years of experience Residential, industrial and utility photovoltaic energy. Holding: Umbrella Solar Investment +220 MWp Utility scale projects +60 MWp Industrial projects Offices: Spain, Chile, UK Spanish listed company +20 years in photovoltaic energy Turbo Energy +180 MWh of batteries sold Sales in 10 countries Nasdaq listed company +10 years in smart storage energy

Turbo Energy overview Value proposal 10 years company Huge present potencial Unlimited business potencial Market x17 Market +48% Market +150% $49B North America & Europe battery market $5B 2022 2028 $ The AI software platform for the renewable energy sector The software company

Customer centric & customizable functionalities The energy stored is used when produces more savings The AI predicts when to consume from the grid to trade energy and create earnings Plant generation Consumer behaviour Hourly energy prices Weather conditions Optimized scale & modularty Best product among competitors 10 years company all - in - one, plug& play solutions Unique smart solution for energy savings

Source: Alimarke t 2024 Forecasted size of battery market in 2024 Europe & America solar energy battery market size Photovoltaic sales channel in Spain 2022 Solar Energy Storage Battery Market 2022 4.768 $M 6.113 $M 786 $M Huge potential in a growing Market Market forecast & Business diversiﬁcation Current channel Major retailers 60% Residential Commercial Industrial 10 2023 2024 2025 2026 2027 2028 50 US$ Millions Europe America 72% 70% 19% 11% 7% 21% Source:

Product n o 1 in market trends 1. Protecting from energy crises with energy independence - System adapted to the user by AI - 2024 launch of AI customer service - Company with a sustainable objective and a product that involves the user. - Cost effectivness - Protects from energy price volatility Ask AI Greenwashed Out Value Hackers 7. Promoting affordable and clean energy 9. Strengthening electrical infrastructure and protecting industry competitiveness 11. Decentralizing electricity generation where it is used 12. It helps to make responsible energy consumption by identifying savings and consuming when it is due 13. Improvements in the use of photovoltaic energy encourage the use of this renewable energy

New Challenges: - ç₣∆ĆÈűџÂecarbonization - Rapid growth of clean energies in the energy mix - Tensions in the electrical infrastructure оџ@ĆÈŘ˝⌡џőŘ·ÂΓﬂűž·Ćџ ÂÈﬂÈĆűŘ∆₣ž┤∆űž·Ć - Massive Electrical vehicle (EV) introduction. - Electricity prices unstability Smart energy storage solutions are already part of the global energy future NET ZERO by 2050 2022 33 0 $ per mWh 2040 64M cars/year 2020 3 M cars/year 2020 55 $ per mWh Market Overview Software solutions for energy market tranformation

Hardware range Software platform PARTNERS Added value TURBO revenues Energy Management is the new internet We provide a complete hardware/software proprietary ecosystem that boosters solar proﬁtability and creates a digital world with unlimited potential growth GoSolar Sunbox home Sunbox C&I Sunbox Utility End to end artiﬁcial intelligence patented digital platform 5 Gbytes per day data processed from plants Product sales Data management Energy community services VPP services Premium services APP GO sales Exclusive product SUNBOX as a service: remote control UP sales Cross sales Own plant control & data management END - USERS Added value Energy savings Up to +57% compared to a non AI solution Reduce Fix use of energy bill Up to 30% S mart devices use savings Up to +50% Prosumer revenues Storm protect Energy 100% available Utility economic markets

Milestones 2013 1 o All - in - one solution Founding $8M $17M $14.5M 2020 1 o Artiﬁcial Intelligence $32M Sunbox C&I 1 o Major Retailer GoSolar New sales team C&I 2021 2022 2023 April 2024 SB - EV patent SBI patent ﬁled IT Prod. Dev. Call - center Spain X 100 capabilities

Business Plan 2024 2023 Residential market drops 54% in Spain - Interest rates 0% to 4.5% - Energy prices fall 58% - Inﬂation 2022: 8.4% Projections: CAGR +18% *Market research report - march 2024 - EU residential Energy Storage Market 10 years company Business diversiﬁcation New sales channels - B2C - Major retailers - Industry International expansion USA Sunbox home The software company Starting SAAS SKN v.2 LLM IoT + Countries Multi - partner Cross Sales +Big Data Premium Fast new features

Capital investment

TURBO ENERGY
SOLAR INNOVATION

Sales

International expansion
Major retailers
Industry channel
Utility channel

Marketing

Brand recognition
Marketing online
Fairs
Sector press
Technical magazines
PR/IR

Working Capital

Electronic

Sunbox home
Sunbox C&I
Sunbox Utility
Logger Manager

Software

Electricity contract
Consumer needs
Household consumption
Industry consumption
Energy communities
VPP
Utility energy markets
E-mobility
V2L
Aerothermal
UPS –Reactive Power

Growing strategy

TURBO ENERGY
SOLAR INNOVATION

+20 years of experience

Board of directors, Advisors & team

BUSINESS experience
Founding
CEO
Boards of Directors
Raising capital
Venture capital
...

EDUCATION
Engineering
economics
MBA
...

SECTORS
Energy
Photovoltaics
Electromobility
Retail
...



Herctor Dominguis
Board Member



Enrique Selva
President & Founder
Board Member



Mariano Soria
CEO
Board Member



Alejandro Moragues
CFO



Pablo de la Cuadra
CTO



Daniel Gren
Board Member



Monika Mikac
Board Member



Bill Carr
Advisor



Rubén Sousa
CIO



Manuel Cercós
CCO



Miguel Valldecabres
Board Member



Emilio Cañavate
Board Member



Marcos Correal
COO



Vanessa Bigata
CLO-CHRO

Select Financials Amount in $ REVENUE Income (Loss) From Operations Net Income (Loss) 2022 FS under IFRS 33,321,219 1,787,335 1,100,321 2021 FS under IFRS 19,416,662 540,458 302,458 2023 FS under IFRS 14,536,321 - 2,922,766 - 2,227,651 Past performance is not indicative of future results. Investments may be speculative, iliquid, and there is a risk of principal loss. There is no guarantee that any speciﬁc outcome will be achieved.

10 years company Huge present potencial Growing market Leading technology New channels International expansion Unlimited business potencial Any Device Any Country Any Scale Any Client Turbo Energy Two companies in one $AA$ The software company The AI software platform for the renewable energy sector

Thank You. www.turbo - e.com For more information, please contact: Skyline Corporate Communications Group, LLC Scott Powell, President One Rockefeller Plaza, 11th Floor New York, NY 10020 Office: (646) 893 - 5835 Email: info@skylineccg.com